       COVER
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                  U. S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

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                                  FORM 10-SB

                General Form For Registration of Securities
               of Small Business Issuers Under Section 12(b)
                   or 12(g) of the Securities Act of 1934

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                                 POSITION INC.
              (Name of Small Business Issuer in Its Charter)


      ALBERTA, CANADA

      (State or Other Jurisdiction of                    (I.R.S. Employer
      Incorporation or Organization)                     Identification No.)

      6815E - 40th STREET, S.E.
      CALGARY, ALBERTA,
      CANADA                                             T2C 2W7

      (Address of Principal
      Executive Office)                                  (Zip Code)


                                (800) 495-4175
               (Issuer's Telephone Number, Including Area Code)

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          Securities to be registered under Section 12(b) of the Act:

                                     None

          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.01 par value
                               (Title of Class)

TABLE OF CONTENTS                                         Page


GLOSSARY


THE COMPANY


BUSINESS OF THE COMPANY

Background
Company Strategy
Products
Marketing and Business Development Strategy
Distribution
Competition
Manufacturing
Specialized Personnel
Facilities
Proprietary Technology


MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview
Results of Operations
Liquidity and Capital Resources
Trends in Liquidity and Capital Resources


DESCRIPTION OF SECURITIES

Common Shares
Preferred Shares


DIVIDEND POLICY


PRINCIPAL SHAREHOLDERS


RECENT SALES OF UNREGISTERED SECURITIES

PRICE RANGE AND TRADING VOLUME OF
THE COMMON SHARES


DIRECTORS AND OFFICERS

Aggregate Ownership of Common Shares
Management
Securities Regulatory or Other Sanctions


EXECUTIVE COMPENSATION

Named Executive Officers
Options Granted to Named Executive Officers
Employment Agreements
Compensation of Directors
Directors' and Officers' Insurance


STOCK OPTION PLAN


OPTIONS


INDEBTEDNESS OF DIRECTORS AND
SENIOR OFFICERS AND PROMOTERS


PROMOTERS


INTEREST OF MANAGEMENT AND OTHERS
IN MATERIAL TRANSACTIONS


CONFLICTS OF INTEREST


RISK FACTORS


LEGAL MATTERS


AUDITORS, TRANSFER AGENT AND REGISTRAR


AUDITORS' REPORT


FINANCIAL STATEMENTS

GLOSSARY

The following is a glossary of certain terms which are commonly used in this Registration Statement:

"accuracy" or "accurate" means the difference between the position of an object as estimated by a positioning system and its true position;

"Acquisition Agreement" means the agreement effective May 1, 1996, made at non arm's length among the Company, Pulsearch Inc. and certain Pulsearch Inc. shareholders;

"Agent's Option" means the Agent's compensation option granted by the Company to the Agent pursuant to a Subscription Agreement;

"Company" or "Position" means Position Inc. and includes, depending upon the context, the corporation formed pursuant to the amalgamation of Position and Pulsearch Inc.;

"Differential GPS" or "DGPS" means a method for improving the accuracy (and often other characteristics) of GPS measurements that employs ground facilities of known position to determine corrections in GPS measurements and the transmitting of these corrections to users;

"dual frequency" means the usage of two of the positioning signals being transmitted from GPS satellites to produce higher accuracy;

"ephemeris" means a set of satellite orbit parameters that is used by GPS receivers and software to calculate GPS satellite positions and velocities;

"Geomatics" is a field of activities which systematically integrates all the means used to acquire and manage spatial data, and deals with the production and management of spatial information;

"GIS" means geographical information systems;

"Global Positioning System" or "GPS" means a constellation of 24 satellites controlled by the U.S. Department of Defense, which system is designed to provide world-wide positioning services with an accuracy of 100 meters;

"NCS" means NCS International, Inc., a land and marine survey company;

"OEM" means original equipment manufacturer;

"PCTL" means Pulsearch Consolidated Technology Ltd.;

"precise" means repeatable accuracy to less than one meter;

"Pulsearch" and "Pulsearch Inc." means Pulsearch Navigation Systems Inc.;

"Racal" means Racal Survey USA, Inc. a Houston-based communications and survey company;

"Selective Availability" or "SA" means the method by which intentional errors in timing and positioning data are introduced into the civilian GPS signal whereby SA currently degrades the accuracy of the position to approximately 100 meters;

"Share Sale Agreement" means the agreement effective November 22, 1996, and entered into among Position, Racal and NCS;

"Trustee" means the CIBC-Mellon Trust Company;

"wireless" means radio frequency communications.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

HISTORICAL

The Company was incorporated as a private company by certificate of incorporation under the laws of the Province of Alberta on April 18, 1996 as 691807 Alberta Ltd. and changed its name to "Position Inc." on May 17, 1996. By Articles of Amendment dated October 1, 1996, the Company amended its articles to become a distributing corporation and also amended its share capital. On January 17, 1997 the Company effected a short form amalgamation with its wholly-owned subsidiary Pulsearch Inc., the resulting entity being Position. On March 5, 1997, the Company amended its articles to further remove certain private corporation provisions.

The Company's registered and records office is at 1500, 407 - 2nd Street SW, Calgary, Alberta T2P 2Y3. The Company's principal office is located at
6815E - 40th Street S.E., Calgary, Alberta T2C 2W7. The Company and its sole subsidiary have approximately 30 full-time and 2 part-time employees. U.S. Subsidiary Position Inc. USA ("Position USA"), a wholly-owned subsidiary, was incorporated as a private company by certificate of incorporation under the laws of the State of Texas on October 28, 1996. The registered and records office is located at 2500 Wilcrest, Suite 670, Houston, Texas 77042. The principal office is located at 16155 Park Row, Suite 190, Houston, Texas
77084.  Position USA has no employees at this time.

BUSINESS OF THE COMPANY

The Company is in the business of providing electronic guidance products to facilitate accurate positioning and navigation information in the agricultural and utility/infrastructure industries. The Company develops, manufactures, markets and supports these products, integrating Global Positioning System ("GPS"), data communications and geographical information systems ("GIS") technologies with proprietary software. The products are marketed world-wide to commercial OEM's and end-users, with current emphasis within North
America.

Company growth is achieved through internal product development, business and market development, and through acquisition of complementary technology companies. The Company commenced substantial operations May 1, 1996 with the purchase of a controlling interest in Pulsearch Inc.

The Company has developed and is marketing two products for the agriculture Industry and is pursuing cross market applications of its technologies.

Management intends to continue to identify and evaluate new product opportunities that evolve out of its marketing and development groups which, in the view of management, have potential to provide growth opportunities for Position.

Background

Position commenced substantial operations on May 1, 1996, with its first acquisition, pursuant to the Acquisition Agreement, of a 76% controlling interest, and subsequently pursuant to the Share Sale Agreement, an acquisition of a 100% interest in Pulsearch Inc., a geomatics/wireless solution company with eight years of project engineering experience. Under Position, the business strategy of the new entity was adjusted from generating revenues through customized engineering projects towards a focus on high-volume, high-margin product development and marketing opportunities in the survey, agriculture and transportation industries. See "Material Contracts".

Company Strategy

The Company's strategy is to grow the business through two parallel paths, being:

1. designing, developing, integrating and building precise positioning products for international distribution in the agricultural and utility/infrastructure markets; and

2. acquiring technology companies in the GPS and related industries, with the objective of integrating their development efforts and marketing the resulting products and applications on an international scale.

Management intends to continue to identify and evaluate new product opportunities that evolve out of its marketing and development groups, which, in the view of management, have potential to provide growth opportunities for Position.

Products

Products built and marketed by Position in the agriculture industry include the following:

Product              Description                                 Industry
________________     ________________________________________    ____________________________
Cultiva-Contour      Precise, parallel guidance system for       Contract Custom applicators.
                     agriculture custom applicators with         Large commercial farming
                     dynamic navigation                          Operations.

Cultiva-Marker       Simple, robust, parallel guidance system    Contract Custom
                     using GPS to guide a farm vehicle in        Commercial applicators.
                     parallel lines to 1 meter accuracy using    Combines.
                     DGPS                                        Large farming operators.

At this time the company is investigating product opportunities in the utility infrastructure industry and is at the proof of concept stage only.


Cultiva-Contour;

The Cultiva-Contour; ("Contour") is a precise guidance software/hardware system for the agriculture industry utilizing GPS technology, virtual view software and advanced data management algorithms. Contour allows custom applicators, when applying fertilizers and chemicals, to precisely navigate fields with a minimum of gap and overlap thereby increasing the efficiency of their spraying operation. Using the Contour product after a field has been sprayed, the custom applicators can then return to the Contour recorded positions on their computer, locate their exact position on the field for areas that were missed and touch up those gaps with further chemical application. Contour can also be interfaced with various electronic spray systems to more precisely lay-down expensive chemicals. The Company has applied for USA and Canadian patent protection of the underlying "processes" of Contour. This product is in early commercial production.

Cultiva-Marker;

The Cultiva-Marker; ("Marker") parallel guidance product is a simple, robust, low cost guidance system employing an economical DGPS engine to guide farm tractors and self propelled crop sprayers in straight, parallel lines on farmer's fields. The Marker GPS parallel guidance system eliminates the operational problems associated with the traditional marker systems at a competitive price. This device has sub-meter accuracy, and provides the tractor driver with guidance information to drive straight and equi-distant lines in the field. This will help to reduce overlap and gaps (waste) between swaths, and may reduce operator stress and fatigue.
The Company has copyrighted the software and screen layout of Marker.
This product is in commercial production.

Marketing and Business Development Strategy

The Company plans to make further expenditures on research and development, on software applications, purchasing parts for assembly and manufacturing, hiring assemblers and sales people, advertising, participating in tradeshows and general marketing functions.

The marketing strategy is fundamentally focused on the specific needs of the agriculture industry. The agriculture industry has a number of unique requirements which are addressed by the Company's product offering to successfully satisfy the customers' needs.

In addition to the agricultural industry Product Manager, there is also a Product Manager to identify other industry applications. The Product Manager is responsible for determining, through extensive market analysis and market knowledge, what technology can best be applied to solve the users' unique problems.

Other duties of the Product Managers include: sourcing and aligning with substantial strategic alliance partners; advertise and promote the Company's products; maintaining a current understanding of the competition; developing dealer-distribution channels; monitoring and guiding the life-cycles of the products; measuring customer satisfaction and pursuing adequate gross margins to ensure Company profitability.

Distribution

The Company is currently distributing its agriculture products in North America through six major agriculture distributors. There are a number of additional agriculture product dealers and distributors who have expressed interest in carrying these products. The Company is also currently pursuing distribution opportunities through major U.S. OEMs.

Competition

The GPS industry itself consists of independent hardware manufacturers, software developers, systems consultants and systems integrators. The GPS industry, though dominated by large corporations, is fragmented and only beginning to evolve. Major participants in the GPS industry include Motorola, Inc. and Rockwell Collins Commercial Avionics. Currently, these companies are not considered to be direct competitors as they both concentrate on the low-end consumer product market by mass producing inexpensive GPS receivers and corresponding products.

Major independent players in the agriculture guidance market are Trimble Navigation Systems of Sunnyvale California and Satloc, Inc. of Phoenix Arizona. Both companies have competing products of lesser technology and utility but have developed a strong market presence through distribution and market awareness.

Many of the large integrated farm equipment manufactures, such as John Deere, Case IH, Caterpillar, and AGCO have announced plans for guidance products as part of their precision agriculture programs, but to date the technology used is rudimentary compared to the Company's.

All of the current Position applications consist primarily of software that has been developed by the Company engineers over the previous ten years. A significant barrier to entry for any competitor is the development of software source codes that lies at the heart of any systems integration. These libraries of software routines are the building blocks with which Position creates and develops the majority of its end-user applications.

The Company competes with manufacturers which, depending on the product involved, range from large diversified enterprises comparable in scope and resources to the Company to smaller companies specializing in particular products. Factors which affect the Company's competitive posture are its research and development efforts, the quality of its products and services and its marketing and pricing strategies.

Participation in a very competitive industry, with constant changes in technology, requires continuing and extensive investment in research and development programs. Management believes, looking forward, that Position Inc.'s commitment to research and development programs to improve existing products and services and to develop new products and services, together with its utilization of state-of-the-art technology, should allow the Company to remain competitive.

The international focus of expansion may experience intense competition in world-wide markets from numerous competitors ranging in size from some of the world's largest companies to small, specialized firms. Competitive factors in the market for the segment's products are price, service, delivery, quality, availability, warranty, product features, company image, time-to-market and product and system performance.

Manufacturing

In respect of its agricultural-related products, Position anticipates entering into third-party board-level manufacturing contracts to handle the sub-assemblies, with Position completing the final assembly, testing and quality control.

The Company sources its materials from a variety of suppliers. Due to the commonality of most of the components used in the manufacturing products, the management of the Company does not foresee any material restrictions on the Company's operations either from sources or availability of components. There are numerous competing suppliers who manufacture and sell electronic components on a commodity basis. These components typically have a high rate of technical obsolescence and the Company adjusts its manufacturing plans accordingly.

Raw Materials and Supplies

Raw materials essential to the conduct of all the Company's business segments generally are available at competitive prices. Many items of equipment and components used in the production of the Company's products in all the Company's business segments are purchased from others. Although the Company has a broad base of suppliers and subcontractors, it is dependent upon the ability of its suppliers and subcontractors to meet performance and quality specifications and delivery schedules.

Specialized Personnel

Company personnel are specialists in positioning and navigation, mathematical modeling, filtering technology, quality control, software development and complete system design. Position has a variety of engineering personnel with expertise in surveying, software, computer science, circuit design and electronics. Of a staff of 32, there are 18 technical staff with varied and extensive experience in navigation, communications and related disciplines.

Facilities

The main office and manufacturing space of 15,000 square feet in south Calgary is leased pursuant to an arm's length lease dated April 1, 1997, with monthly rental of $7,000. The lease expires April 1, 2000, and possesses a one-year renewal option (price to be negotiated) and an expansion option.

Proprietary Technology

The Company believes that research and development, along with effective market distribution, is a substantial barrier of entry into the Company's target markets.

All of Position's products consist of proprietary software that has been developed by Position personnel over the previous ten years. A key component of the Company's GPS and wireless products is its integrated positioning systems consisting of hundreds of thousands of lines of software code.

The Company's libraries of software routines are the key building blocks of most of Position's products. While Position has the ability to design and install hardware systems created for specific applications, its core competency is the integration of Windows-based user interfaces with data from a multitude of positioning sensors, such as GPS receivers, digital barometers, gyros and compasses. The Company's software-driven navigation products use a software filter to combine data from these various sensors, to yield a position and velocity to meet user specifications.

The Company has secured copyrights and trademark registrations in both Canada and the United States for its proprietary interest to its Contour and Marker products. The Company has filed a patent application for the underlying technology used in its Contour product.

The Company is currently distributing its agriculture products in North America through six major agriculture distributors. There are a number of additional agriculture product dealers and distributors who have expressed interest in carrying these products. The Company is also currently pursuing distribution opportunities through major U.S. OEMs.

The Company intends to protect all patents, trademarks and other proprietary rights to the extent such action is feasible. The finished goods, advertising, local promotions and other products, services and/or ideas will be protected and deemed proprietary to the appropriate party. The intent is to preserve the integrity of the concept and to hold the protected property to certain standards and monitor use of these trademarks as they are supposed to apply to certain finished goods and products as directed by the Company. The Company relies upon certain proprietary patents to manufacture and develop a unique product. Any representation of these items or trademarks should only be as directed by the Company and will be used only with company approval. The Company primarily relies upon the laws of unfair competition and confidentiality agreements to protect its designs and other proprietary information.

Loans

The Company intends to utilize trade and other commercial credit, if available. Working capital, lines of credit, and terms loans secured by orders and accounts receivable, will be used during the routine course of its business.

Mergers and Acquisitions

Business opportunities will be reviewed as well as the respective needs and desires of the Company of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization.

Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders may not have control of a majority of the voting shares of the Company following a reorganization transaction.
As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisi-tion is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the ac-quisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that any investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others.


RISK FACTORS

Potential Fluctuations in Quarterly Operating Results

There can be no assurance that the Company will be able to generate revenue or maintain quarterly profitability in the future. The Company's quarterly and annual results may vary significantly in the future due to a number of factors, including: changes in revenue and product mix; variations in average selling prices; timing of announcement and introduction of new products by the Company and its competitors;
market acceptance of the Company's and its customer's products; gain or loss of significant customers; and competitive factors. Any unfavorable changes in such factors or others could have a material adverse effect on the Company's operating results.

Limited Operating History

The Company's business is at an early state of its development and has a limited operating history. The likelihood of the success of the Company must be considered in light of the risks inherent in, and the difficulties, costs, complications and delay encountered in, the development and marketing of new technologies. The Company's plans are based upon anticipated rapid growth of the business. The success of the Company will be contingent upon its ability to implement and manage this expansion.

Marketing

The success of the Company's operating results will depend largely on the Company's ability to market its products. Failure to achieve projected rates of market penetration or commercial acceptance could significantly affect the Company's pattern of revenues and expenses as currently envisaged.

Marketing and Production Costs

The Company has based its estimates of marketing and production costs on information which is presently considered by management to be reliable, and has assumed the cost effective availability of materials and supplies. The Company is reliant upon certain key suppliers for components and no assurance can be given that the Company will not experience delays or other difficulties in obtaining components, as a result of trade disputes of other matters. Although management believes that there are alternative suppliers for most of its key requirements, if its current suppliers are unable to provide the necessary components or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on the Company's results of operations and its financial condition.

Insurance

The sale and use of the Company's products entail risk of product liability. Although the Company currently has product liability insurance which it believes to be adequate for its present operations, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

Dividends

The Company has never paid a dividend on its Common Shares and there is no assurance that the Company will be in a financial position to pay such dividends in the near future or at all.

Dependence on Key Personnel

The Company's success depends to a significant extent upon a number of key employees. The Company has not entered into agreements with key employees. The Company currently does not have key man insurance on these employees. The loss of the services of one or more of these key employees could have an adverse effect on the Company. The success of the Company will depend upon the ability of key members of its management to market its technologies successfully.

The Company's future success depends in large on part of the continued service of its key marketing and management personnel and on its ability to continue to attract an retain qualified employees. The competition for such personnel is intense, and the loss of key employees could have a material effect on the Company's financial condition and results of operations.

New Products and Technological Change

The market for the Company's products is characterized by changing technology, evolving industry standards and new product introductions.
The Company's success will depend upon market acceptance of its products and its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements.
There can be no assurance that the Company will be successful in identifying, developing, manufacturing and marketing new products or enhancing its existing products.

Competition

The Company's ability to market its products may be affected by technological initiatives developed by industry competitors, including the Company's customers. Sales of competitive products could have an adverse effect upon the Company's business. Increased competition could result in price reductions and loss of market share which would adversely affect the Company's revenues and profitability. In addition, the Company competes with more established companies, many of which have greater financial, marketing and other resources than the Company.

The Company carries on an extensive product development program.
Management believes, looking forward, that Position Inc.'s commitment to research and development programs for improving existing products and services and developing new products and services, together with its utilization of state-of-the-art technology, should allow the Company to remain competitive.

International Operations

As the Company carries out its operations and sells its products outside of Canada, fluctuations in exchange rates may affect the Company's profitability. In addition, the Company may also be subject to usual risks associated with international operations including, but not limited to, unclear taxation rules, political instability and the threat of partial or total expropriation.

Future Acquisitions

The Company may seek to expand its business through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favorable to the Company or that the acquired operations can be profitably operated or integrated into the Company.

Additional Financing

The Company currently has insufficient financial resources to meet its ongoing obligations. Therefore, additional financing is required.
Management plans to raise additional financing in the fall of 1998 sufficent to finance the Company's planned operations and expenditures and any operating losses over the next 12 month period, and to meet certain minimum listing requirements on a stock exchange in the United States. In addition, the Company expects that in order to achieve its growth objectives, it may need to raise additional funds from lenders and equity markets in the futureto finance these growth plans. There can be no assurance that this additional financing will be available, or if available, it will be available on favorable terms.

Satellite Technology

The Company's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate.

If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites could impair the current utility of the GPS system or the growth of current and additional market opportunities, which , in either case, would adversely affect the Company's results of operations. In addition, there is no assurance that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period of time, nor that the policies of the U.S. government for use of GPS, without charge, will remain unchanged.

Dependence Upon Third-Party Suppliers.

Although the Company is not dependent on any one supplier, the Company is dependent on the ability of its third-party suppliers to supply the Company's raw materials as well as certain specific component parts. Failure by the Company's third-party suppliers to meet the Company's requirements could have a material adverse effect on the Company.
There can be no assurance that the Company's third-party suppliers will dedicate sufficient resources to meet the Company's scheduled delivery requirements or that the Company's suppliers will have sufficient resources to satisfy the Company's requirements during any period of sustained demand. Failure of manufacturers or suppliers to supply, or delays in supplying, the Company with raw materials or certain components, or allocations in the supply of certain high demand raw components could materially adversely affect the Company's operations and ability to meet its own delivery schedules on a timely and competitive basis.

Patents, Trademarks and Proprietary Information.

The Company may apply for additional patents relating to other aspects of its products. There can be no assurance as to the breadth or degree of protection which pending or future patents or trademarks, if any, may afford the Company, that any patent or trademark applications will result in issued patents or trademarks, that the Company's patents or trademarks will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to the Company. Although the Company believes that its patent pending and trademarks and the Company's products do not and will not infringe patents or trademarks or violate the proprietary rights of others, it is possible that the Company's patent pending or trademark rights may not be valid or that infringement of existing or future patents, trademarks or proprietary rights may occur. In the event the Company's products infringe patents or proprietary rights of others, the Company may be required to modify the design of its products, change the name of its products or obtain a license for certain technology. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Failure to do any of the foregoing could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent or trademark infringement or proprietary rights violation action which may be brought against it.
Moreover, if the Company's products infringe patents, trademarks or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company.

Expansion

The Company's proposed product expansion will also require the implementation of enhanced operational and financial systems and will require additional management, operational and financial resources.
Failure to implement these systems and add these resources could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance of the viability of the Company's products in new geographic regions or particular local markets.

Government Regulation

The Company must comply with state laws and a wide range of other state and local rules and regulations applicable to their businesses. See "Business--Government Regulation." Continued compliance with this broad federal, state and local regulatory network is essential and costly, and the failure to comply could have a material adverse effect on the Company. Violations of laws and/or state laws and regulations governing substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings.

Issuance of Preferred Stock may adversely Affect Holders of
Common Stock or Delay or Prevent Corporate Take-Over

The Company's Articles of Incorporation provide that preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and the designation of any such shares, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred stock with voting power or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company, because the terms of preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock.

No Prior Trading Market; Potential Volatility of Stock Price

The Company has a trading symbol of PZN.CA in respect of its Common
Shares which have been listed and posted for trading through the facilities of The Alberta Stock Exchange since April 30, 1997.

In the United States there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. At a future date, provided a public market for the stock does develop, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products and/or services by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

Lack of Diversification

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to significantly diversify its operations from its core area of competency (see Proprietary Technologies). The Company's probable inability to diversify its activities into more than a few cross industries will subject the Company to economic fluctuations within a particular businesses or industries and therefore increase the risks associated with the Company's operations.

Indemnification of Officers and Directors.

The Company's Bylaws provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

Dependence upon Outside Advisors

To supplement the business experience of its officers and directors, the Company may be required to employ consultants or advisors. It is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.

Rule 144 Sales

Some of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there will be no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

Year 2000 Uncertainties

Recently, national attention has focused on the potential problems and costs resulting from computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 2000 complaint, there can be no assurance until the year 2000 that all systems will function adequately then. If they do not, the result could be a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Management has determined that the application software in the Company's Products is year 2000 compliant. The Company does not use proprietary application software in its operations. Further, no proprietary computer hardware is used in the Company's products or operations. The Company's accounting system is year 2000 compliant, according to the manufacturer.
It is management's opinion that the year 2000 issue is not a material threat to the Company's operations.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

An overview of the Company's operations during the last two fiscal periods follows:

For period ended:                Nine Months     Year Ended     Nine Months
                                 June 30, 1998   September 30   September 30
                                 1998            1997           1996(1)
   (all figures are in Canadian Dollars except for number of Common Shares)

Revenue                          2,109,855       1,729,046      728,978
Gross margin                       514,549         763,342      352,919
Research, development and
engineering, net                   143,279          98,222       47,192
Sales, marketing and
business development               956,951         752,914      178,877
General and administrative       1,031,640       1,292,928      440,505
Interest                           (14,717)        181,242       25,748
Loss                            (2,008,106)     (1,850,640)    (312,401)
Working capital                   (324,589)      1,902,660      295,878
Capital assets, net                536,961         494,218       77,835
Rental pool equipment                    -         205,000            -
Deferred development
costs, net                       2,100,813       1,120,013      460,060
Lease obligations                   68,186         105,330            -
Non-controlling interest                 -               -      157,904
Retained earnings (deficit)     (4,114,256)     (2,106,150)    (255,510)
Share capital                    6,174,443       5,948,040    1,000,379
Common shares outstanding(2)    10,931,005       9,889,212    4,415,546

Notes:

1. This reflects consolidated financial information for Position and Pulsearch. Position's year ends September 30, whereas Pulsearch's years ended December 31.

2. There are 9,925,712 Common Shares issued and outstanding as of the date of this Registration Statement of which 4,703,462 Common Shares are subject to the terms of the escrow agreements, which Common Shares will be releasable as set forth under "Escrowed Shares".

Results of Operations

The following information should be reviewed in conjunction with the Company's "Consolidated Financial Statements".

1998 Compared to 1997

Revenue for the nine months ended June 30, 1998 of $2,109,855 represents an increase of $561,631 from the comparative period in 1997. The first two quarters of fiscal 1998 consisted of NavSEIS business only, whereas the third quarter consisted primarily of Agriculture business. In addition to nine months of NavSEIS business, 1997 saw over $170,000 of engineering project revenues which were not repeated in 1998. Demand for NavSEIS equipment was off in 1998 from much higher levels in the first half of 1997 due to reduced demand caused by unfavorable weather conditions and generally reduced activity in the North American oil and gas seismic survey industry. The Company did, however, complete a $242,000 sale of NavSEIS equipment into the Chinese marketplace. Due to an unfavorable future outlook, increasing competitive pressure and price erosion, the Company decided to exit the seismic survey equipment industry in the second quarter of 1998. All existing NavSEIS equipment and components, including the rental pool, were sold to Eagle Surveys Ltd. of Calgary, Canada on March 31, 1998 for $625,000. The third quarter saw the launch of the Company's new Agriculture guidance products and revenues therefrom of $702,574.

The 1998 gross margin is down to 24% from 37% in 1997 due to the NavSEIS business in the second quarter. Gross margin was adversely impacted due to general price erosion, low margins and high commissions typical of sales into China, and the sale to Eagle Surveys Ltd. which was at cost. In addition, the Company recorded a write-down of component inventory as part of the wind-down of NavSEIS production and repair activities, which was charged to cost of sales. From April 1, 1997 forward, the Company realized a 40% margin on sales of its newly-released Agriculture products.

General and administrative expense for the nine months ended June 30, 1998 of $1,031,640 is up $131,065 over the nine months ended June 30, 1997. Much of this increase arose from the incurrence of shareholder relations costs, new for 1998. The remainder of the increase is attributable to a general increase in office costs.

Sales, marketing and business development expense for the nine months ended June 30, 1998 of $956,951 is up $498,638 over the nine months ended June 30, 1997. Position's focus on product marketing and business development continued heavily throughout the 1998 year. Accordingly, management consultants were engaged in marketing and business development and new salespeople were hired. Related expenses such as advertising and travel/accommodation are up accordingly as the Company executes management's Agriculture product rollout and marketing plans.

Interest expense has decreased $188,209 over the nine months ended June 30, 1997 due entirely to the interest and broker finder's fees on the notes used as bridge financing from November 1996 to April 1997 not being repeated in 1998. Further, $49,273 of interest revenue was received in October, 1997 from investment tax credit refunds.

Depreciation and amortization expense is up $256,888 from the nine months ended June 30, 1997 due to significant additions to the deferred development cost balance as a result of ongoing product development activity (i.e., the base subject to amortization) and the commencement of amortization of accumulated Agriculture development costs upon product release in April, 1997.

Operations for the nine months ended June 30, 1998 resulted in a net loss of $2,008,106, whereas the nine months ended June 30, 1997 saw a net loss of $1,228,874. This increase is primarily due to the increased sales, marketing and business development and increased amortization expenses discussed above.


1997 Compared to 1996

Revenue for the year ended September 30, 1997 of $1,729,046 represents an increase of $1,000,068 from the nine month fiscal period ended September 30, 1996. Substantially all (over 90%) of the increase is attributable to NavSEIS sales which are cyclical, with the winter months being peak sales months; September 30, 1997 revenues include 1996 winter sales whereas the 1995 winter sales to December 31, 1995 are included in the December 31, 1995 results. Contributing to this increase is $549,853 of NavSEIS equipment sales into the Chinese market. The remainder of the increase is attributable to software sales. Engineering and rental revenues remained consistent between the two periods as the Company maintains such business with existing customers. The 1997 gross margin is down to 44% from 48% in 1996 due to price cuts made to penetrate the Chinese market, partially offset by product manufacturing cost reductions.

General and administrative expense for the year ended September 30, 1997 of $1,292,928 is up $852,423 over the nine months ended September 30, 1996. Much of this increase arose from the following:

(a) a 50% increase in staff between the periods ended;

(b) an overall increase in salary levels effective January 1, 1997 arising from a company-wide salary review aimed at bringing salaries in line with industry averages; and

(c) a bonus paid to all employees of Record at January 15, 1997 totaling
    $52,000.

The remainder of the increase is attributable to increased rents on the newly expanded premises, human resources costs incurred in hiring additional staff and a general increase in office costs due to the increased staffing.

Sales, marketing and business development expense for the year ended September 30, 1997 of $752,914 is up $574,037 over the nine months ended September 30, 1996. Position's focus on product marketing and business development continued heavily throughout the full 1997 year. Accordingly, new employees were hired in marketing and management to realize these initiatives and the Company incurred a full year of sales, marketing and business development expenditures.

Interest expense has increased $155,494 over the nine months ended September 30, 1996 due entirely to interest and broker finder's fees on the notes used as bridge financing from November 1996 to April 1997. Short-term deposit interest on the cash received from the April 1997 public share offering partially offset the interest incurred on the Company' s line of credit. Depreciation and amortization expense is up $117,244 from the nine months ended September 30, 1996 due to significant furniture, equipment and leasehold additions in 1997 which totaled $487,898, additions to the deferred development cost balance as a result of ongoing product development activity, and the amortization of goodwill acquired in November 1996.

Operations for the year ended September 30, 1997 resulted in a net loss of $1,850,640, whereas the nine months ended September 30, 1996 saw a net loss of $312,401. This increase is due to the increased expenses discussed above. The Company had estimated accumulated unrecorded tax losses of $2,680,000 and unclaimed investment tax credits of $106,000 at September 30, 1997 available to reduce future income taxes otherwise payable.

1996 Compared to 1995

The following discussion and analysis compares the results for the nine months ended September 30, 1996 with 75% or 9/12ths of the year ended December 31, 1995 ("Prorated Period"). Revenue for the period ended September 30, 1996 of $728,978 represents a decrease of $827,884 from the year ended December 31, 1995 and a $438,669 decrease from the Prorated Period. Sales of NavSEIS equipment, are cyclical, with the winter months being peak sales months; 1996 winter sales were not recognized in the 1996 fiscal period while they were recognized in the 1995 fiscal period. Engineering revenues were lower in the nine months ended September 30, 1996 due to a significant contract being scaled back by the client due to market conditions. Partially offsetting these declines is an increase in rental revenues in the nine months ended September 30, 1996 as customers have expressed interest in renting NavSEIS equipment, usually as a trial before purchasing. The nine months ended September 30, 1996 gross margin is down accordingly.

Research, development and engineering expense, net of related investment tax credits, for the nine months ended September 30, 1996 of $47,192 represents a decrease of $88,481 from the year ended December 31, 1995, and a $54,563 decrease from the Prorated Period. The 1995 year saw an intense focus on the development of the NavSEIS product; only smaller improvements were made to NavSEIS in fiscal 1996. In addition, reduced external engineering contracts in fiscal 1996 (as discussed above) resulted in reduced research and development activity. General and administrative expenses for the nine months ended September 30, 1996 of $440,505 is down $55,380 over the year ended December 31, 1995 and up $68,591 over the Prorated Period. Sales, marketing and business development expense for the nine months ended September 30, 1996 of $178,877 is up $75,157 over the year ended December 31, 1995 and up $101,087 over the Prorated Period. New for fiscal 1996 was Position's focus on the product marketing and business development of the Company, whereas Pulsearch's focus has been restricted to the design and development of GPS systems. Accordingly, six new employees were hired in the marketing and management ranks of Position to assume these new responsibilities. Further, additional expenditures were made as part of these marketing and business development initiatives.

Interest expense increased for the nine months ended September 30, 1996 as Pulsearch's line of credit was at or near its limit for most of the period. Depreciation and amortization expense is slightly up from 1995 primarily due to greater amortization of deferred development costs charged in 1996 as a result of ongoing development and 1995 reflecting only a half year of amortization.

Operations for the nine months ended September 30, 1996 resulted in a loss of $443,097 whereas 1995 saw earnings of $58,870, due to the lower revenues and increased expenses discussed above. After considering income taxes and the non-controlling interest in earnings (loss), the Company experienced a loss for the nine months ended September 30, 1996 of $312,401 compared to earnings of $35,088 for the year ended December 31, 1995.

Liquidity and Capital Resources

1998 Compared to 1997

The Company had negative working capital of $324,589 at June 30, 1998, compared to positive working capital of $1,999,191 at June 30, 1997. The negative working capital situation at June 30, 1998 evidences the Company's immediate need for additional financing to facilitate the marketing efforts and product inventory ramp-up for its two new Agriculture guidance products. In June, 1997, the Company still had cash from its initial public offering of $3.6 million (gross), no term debt, and greater tax credit receivables. The Company is no longer eligible for cash refunds for investment tax credits as it is now a public company. The Company was fully drawn on its $300,000 bank line of credit and had a net overdraft position of $58,315, with the bank's permission. Trade accounts payable have accumulated in the third quarter as the Company carefully manages its depleting cash reserves. A $500,000, 50-month term loan facility was arranged with the bank in February, 1998 to finance ongoing operations, which was fully drawn by May, 1998. Management plans to remedy the negative working capital situation with a follow-on financing in the fourth quarter of 1998 and from cash-flows generated internally from the sale of Agriculture guidance products. The continuing operations of the Company are dependent on management securing sufficient financing for the marketing efforts and product inventory ramp-up for its two new Agriculture guidance products.

Capital assets of $536,961 are up $95,605 over June 30, 1997 due to continued modernizing of equipment necessary for efficient product and business development. Share capital has increased from $4,871,066 at June 30, 1997 to $6,174,443 due to the issuance of 700,000 Common Shares for $1,190,000 cash in a private placement and the exercise of $268,543 in stock options.

1997 Compared to 1996

Working capital at September 30, 1997 of $1,902,660 is up $1,606,782 from September 30, 1996. Much of this rise is due to the September, 1997 special warrant offering. Trade accounts receivable are higher in 1997 due to recent NavSEIS equipment sales and rentals. Inventory is also up resulting from a manufacturing ramp-up of sales/demo NavSEIS units. Trade payables are up correspondingly. The bank line of credit is at a level similar to 1996. The $99,300 in convertible shareholder loans were repaid in December 1996; the $90,000 in convertible debentures outstanding at September 30, 1996 were converted to shares in the Company in April 1997. Lease financing was arranged for the purchase of certain computer and office equipment in order to preserve as much cash as possible for the Company's development efforts. Capital assets of $494,218 are up $416,383 over September 30, 1996 due to office and manufacturing facilities expansion and the modernizing of equipment necessary for efficient product and business development. $205,000 of NavSEIS rental equipment was built in the summer of 1997 and is out on rental.
Share capital has increased from $1,000,379 at September 30, 1996 to $5,948,040 due to the issuance of 4,600,000 Common Shares for cash, one special warrant for a subscription receivable, 120,000 Common Shares on the conversion of debentures, and 753,666 Common Shares for the acquisition of the non-controlling interest in Pulsearch.

1996 Compared to 1995

Working capital at September 30, 1996 of $295,878 is down $139,573 from December 31, 1995. Much of this decline is due to a significant decline in trade accounts receivable which are typically higher in the winter months as these are the highest sales months for the NavSEIS product. Trade payables are also down at September 30, 1996 which partially offsets the decline in trade receivables. The second major cause of the decline in working capital is the issuance in 1996 of $90,000 in convertible debentures, which are classified as current liabilities.

Equipment and furniture balance of $77,835 at September 30, 1996 is down $22,516 from December 31, 1995, due entirely to depreciation expense. No significant additions or disposals of equipment or furniture occurred in 1996. Share capital has increased from $670,958 at December 31, 1995 to $1,000,379 at September 30, 1996 due to the issuance of 2,175,098 Common Shares for cash, the repurchase of 5,900 Common Shares and the payment of $11,500 of acquisition costs for the Company's May 1, 1996 acquisition of Pulsearch.

Trends in Liquidity and Capital Resources

The Company has been experiencing a trend whereby demand is being placed on operating capital for use in the commercial development and market development of its products in excess of funds generated from operations. This trend is expected to continue for the next six to nine months.
In addition, the Company intends to increase its levels of inventory, necessary for more rapid manufacturing processes and differentiated product lines. Accounts receivable balances are expected to increase with revenue increases resulting from the release of new products. These initiatives will place further demands on operating capital.

Currently, there are no restrictions on the Company's ability to transfer funds to or from its U.S. subsidiary. The Company is not in arrears on any of its debt servicing nor is it, or has it ever been, in an unremedied default of any bank covenants. As at June 30, 1998, the Company had fully drawn on its $300,000 revolving bank line of credit and have drawn and additional $58,315 against an temporary overdraft provision of $75,000.


NEED FOR ADDITIONAL FINANCING

No commitments to provide additional funds have been made by management or current stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company from these sources to allow it to cover its expenses.

See "RISK FACTORS - Additional Financing".


INCOME TAXES ASPECTS

Federal Income Tax Aspects of Investment in the Company

The discussion contained herein has been prepared by the Company and is based on existing law as contained in the Code, amended United States Treasury Regulations ("Treasury Regulations"), administrative rulings and court decisions as of the date of this Registration Statement. No assurance can be given that future legislative enactments, administrative rulings or court decisions will not modify the legal basis for statements contained in this discussion. Any such development may be applied retroactively to transactions completed prior to the date thereof, and could contain provisions having an adverse affect upon the Company and the holders of the Common Stock. In addition, several of the issues dealt with in this summary are the subject of proposed and temporary Treasury Regulations. No assurance can be given that these regulations will be finally adopted in their present form.

Basis in Common Stock

The tax basis that a Shareholder will have in his Common Stock will equal his cost in acquiring his Common Stock. If a Shareholder acquires Common Stock at different times or at different prices, he must maintain records of those transactions so that he can accurately report gain or loss realized upon disposition of the Common Stock.

Dividends on Common Stock

Distributions made by the Company with respect to the Common
Stock will be characterized as dividends that are taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits ("earnings and profits"), if any, as determined for U.S. federal income tax purposes. To the extent that a distribution on the Common Stock exceeds the holder's allocable share of the Company's earnings and profits, such distribution will be treated first as a return of capital that will reduce the holder's adjusted tax basis in such Common Stock, and then as taxable gain to the extent the distribution exceeds the holder's adjusted tax basis in such Common Stock. The gain will generally be taxed as a long-term capital gain if the holder's holding period for the Common Stock is more than one year.

The availability of earnings and profits in future years will depend on future profits and losses which cannot be accurately predicted. Thus, there can be no assurance that all or any portion of a distribution on the Common Stock will be characterized as a dividend for general income tax purposes. Corporate shareholders will not be entitled to claim the dividends received deduction with respect to distributions that do not qualify as dividends. See the discussion regarding the dividends received deduction below.

Redemption of Common Stock

The Company does not have the right to redeem any Common
Stock. However, any redemption of Common Stock, with the consent of the holder, will be a taxable event to the redeemed holder.

The Company does not believe that the Common Stock will be treated as debt for federal income tax purposes. However, in the event that the Common Stock is treated as debt for federal tax purposes, a holder generally will recognize gain or loss upon the redemption of the Common Stock measured by the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the redeemed Common Stock. To the extent the cash or property received are attributable to accrued interest, the holder may recognize ordinary income rather than capital gain. Characterization of the Common Stock as debt would also cause a variety of other tax implications, some of which may be detrimental to either the holders, the Company, or both

(including, for example, original issue discount treatment to the Investors). Potential Investors should consult their tax advisors as to the various ramifications of debt characterization for federal income tax purposes.

Other Disposition of the Common Stock

Upon the sale or exchange of shares of Common Stock, to or with a person other than the Company, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted basis in such stock. Any capital gain or loss recognized will generally be treated as a long-term capital gain or loss if the holder held such stock for more than one year. For this purpose, the period for which the Common Stock was held would be included in the holding period of the Common Stock received upon a conversion.

Canadian, State, Local and Foreign Taxes

In addition to the federal income tax consequences described above, prospective investors should consider potential state, local and foreign tax consequences of an investment in the Common Stock.

ERISA CONSIDERATIONS FOR TAX-EXEMPT INVESTORS/
SHAREHOLDERS

General Fiduciary Requirements

Title I of ERISA includes provisions governing the responsibility of fiduciaries to their Qualified Plans. Qualified Plans must be administered according to these rules. Keogh plans that cover only partners of a partnership or self-employed owners of a business are not subject to the fiduciary duty rules of ERISA, but are subject to the prohibited transaction rules of the Code.

Under ERISA, any person who exercises any authority or control respecting the management or disposition of the assets of a Qualified Plan is considered to be a fiduciary of such Qualified
Plan (subject to certain exceptions not here relevant).

ERISA Section 404(a)(1) requires a fiduciary of a Qualified
Plan to "discharge his duties with respect to a plan solely in the interest of the participants and beneficiaries and (A) for the exclusive purpose of: (i) providing benefits to participants and their beneficiaries, and (ii) defraying reasonable expenses of administering the plan; (B) with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; (C) by diversifying the investments of a plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so; and (D) in accordance with the documents and instruments governing the plan."

FIDUCIARIES WHO BREACH THE DUTIES THAT ERISA IMPOSES MAY
SUFFER A WIDE VARIETY OF LEGAL AND EQUITABLE REMEDIES, INCLUDING
(i) THE REQUIREMENT TO RESTORE QUALIFIED PLAN LOSSES AND TO PAY OVER ANY FIDUCIARY'S PROFITS TO THE QUALIFIED PLAN; (ii) REMOVAL AS FIDUCIARY OF THE QUALIFIED PLAN; AND (iii) LIABILITY FOR EXCISE TAXES THAT SECTION 4975 OF THE CODE IMPOSES.

CAUTIONARY STATEMENT

This Registration Statement on Form 10SB contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in political and economic conditions; domestic and foreign government spending, budgetary and trade policies; demand for and market acceptance of new and existing products; successful development of advanced technologies; and competitive product and pricing pressures, as well as other risks and uncertainties, including but not limited to those described above in the discussion under Results of Operations, and those detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

ITEM 3. DESCRIPTION OF PROPERTY

The Company's registered and records office is at 1500, 407 - 2nd
Street SW, Calgary, Alberta T2P 2Y3. The Company's principal office is located at 6815E - 40th Street S.E., Calgary,
Alberta T2C 2W7. The Company and its sole subsidiary have approximately 30 full-time and 2 part-time employees.

U.S. Subsidiary Position Inc. USA ("Position USA"), a wholly-owned subsidiary, was incorporated as a private company by certificate of incorporation under the laws of the State of Texas on October 28, 1996. The registered and records office is located at 2500 Wilcrest, Suite 670, Houston, Texas 77042. The principal office is located at 16155 Park Row, Suite 190, Houston, Texas 77084. Position USA currently has no full-time employees.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
        AND MANAGEMENT

The following table sets forth as of August 15, 1998, information with respect to the beneficial ownership of the Company's outstanding
Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding
Common Stock. Pursuant to the beneficial ownership rules under the Securities Exchange Act of 1934, as amended, each 5% named person and all directors and executive officers as a group are deemed to be the beneficial owners of securities that may be acquired within 60 days of August 15, 1998 through the exercise of options or warrants. Accordingly, the number of shares and percentages set forth opposite each shareholder's name in the table below assumes the exercise of all such options and warrants. However, the number of shares of Common Stock issuable upon exercise by any given shareholder are not included in calculating the percentage of Common Stock beneficially owned by any other shareholder. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                     Number of Shares         Percent of
Name and Address                     Beneficially Owned       Class Owned
--------------------------------     -------------------      ------------

Paul E. Kowalenko, Officer             677,207                  6.2%
Calgary, Alberta, Canada

Bernard D. Parkinson, Officer          500,000                  4.6%
Calgary, Alberta, Canada

Brad G. Timinski, Officer                    -                     -
Calgary, Alberta, Canada

Dr. Edward J. Krakiwsky, Officer       210,851                  1.9%
Calgary, Alberta, Canada

Ian T. Tweedie, Director                     -                     -
Calgary, Alberta, Canada

G. Kenneth Little, Director                  -                     -
Calgary, Alberta, Canada

Frank Bower,                         1,065,020                  9.7%
Calgary, Alberta, Canada

James McLellan                         942,381                  8.6%
Calgary, Alberta, Canada

BPI Mutual Funds                       700,000                  6.4%
Toronto, Ontario, Canada

As of August 15, 1998 the directors and officers of the Company as a group, owned beneficially, directly or indirectly, or exercised control or direction over an aggregate of 1,388,058 Common Shares or approximately 12.7% of the issued and outstanding Common Shares. See "Directors and Officers".

In any election of directors, the holders of the Preferred Stock, voting separately as a class, are entitled to elect that number of directors as is proportionate to their ownership interest in the Company, determined on an as-converted basis. On an as-converted basis, the holders of the Preferred Stock currently have a 0% interest in the Company, which interest may increase over time as mandatory in-kind dividends are paid with respect to the Preferred Stock. Upon any default in the payment of dividends on the Preferred Stock, each director who has been elected by the holders of the Preferred Stock will be entitled to two votes on all matters on which the directors are entitled to vote, while each director elected by the holders of Common Stock shall continue to have the right to cast one vote. Accordingly, a default in the payment of dividends on the Preferred Stock could result in the directors who have been elected by the holders of the Preferred Stock having voting control with respect to matters presented to the Board.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
        CONTROL PERSONS

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

The members of the Board of Directors provide expertise in research and development, capital acquisition, sales and marketing, promotion, mergers and acquisitions, and corporate law. Their technical acumen, along with their wish to see Position Inc. successful has made their presence on the Board a resource to the management team.

The following table and biographical data sets forth certain information regarding the both the directors and the executive officers of the Company.


Name                            Age           Position
--------------------------      ---------     --------------------------

Paul E. Kowalenko               42            President, CEO, Director

Bernard D. Parkinson            44            Vice President Corporate
Development and Secretary

Name                            Age           Position
--------------------------      ---------     --------------------------

Brad G. Timinski                43            Vice President,
Chief Operating Officer

Dr. Edwards J. Krakiwsky        59            Chief Technology Officer

G. Kenneth Little               43            Director

Ian T. Tweedie                  49            Director


All current directors hold office until the 1999 annual meeting of the Company's shareholders and until their successors are duly elected and qualified; thereafter, directors will be elected annually. The executive officers are appointed annually by the Board of Directors and serve at the discretion of the Board. No family relationships exist among any of the directors and executive officers of the Company.

Management

The principal occupations of each of the directors and officers of the Company for at least the last five years, as well as certain other background information, is summarized below:

Paul E. Kowalenko - President & Chief Executive Officer

Mr. Kowalenko age 42, with a Bachelor of Commerce (Accounting) degree from the University of Calgary and his CMA designation, has been involved in financial and business management for the past 18 years, having spent the last 10 of those years as senior executive management within the technology industry. He has worked in the areas of investor financing, conventional lender financing, business development and marketing, strategic and corporate planning, executive information systems design, tax planning and implementation, and general accounting. Other than during the period of March 1991 to May 1992, Mr. Kowalenko was the Controller of PCTL and Pulsearch Inc. from 1988 to 1994 and was President of Pulsearch Inc. from October 1994 to December 1996. Mr. Kowalenko devotes 100% of his time to the affairs of the Company.

Bernard D. Parkinson - Vice President Corporate Development and Secretary

Mr. Parkinson age 44, with a Bachelor of General Studies from Carleton and Athabasca Universities, has over 17 years experience in operations, marketing and finance. He has 10 years of experience in the computing and banking industries as a marketer, systems analyst and department head. Through Corporate Recovery Management Ltd., a management consulting firm of which he has been President since March 1991, Mr. Parkinson has also owned and managed a variety of businesses in travel, transportation, oil and gas, distribution and computers. Corporate Recovery Management Ltd. offers management and financial advice in the area of corporate workouts, start-ups and financings, both private and public. Mr. Parkinson has been associated with Pulsearch Inc. in a business development capacity since November 1995, and was appointed Vice President Corporate Development for Pulsearch Inc. in January of 1996 and Vice President, Corporate Development of Position in May 1996 and subsequently was appointed Chief Financial Officer of Position in September 1996 which he fulfilled until May 1998. Mr. Parkinson devotes
100% of his time to the affairs of the Company.

Brad G. Timinski - Vice President, Chief Operating Officer

Mr. Timinski age 43, has a Bachelor of Science, Electrical Engineering from the University of Alberta, 1976. He has over 20 years of engineering and business management experience in various industry segments, including oil & gas, electric utility, electronic design, and over 10 years in the GPS industry. Mr. Timinski first entered the GPS industry in 1985 as Vice President, Engineering with Norstar Instruments, a subsidiary of Nortech Survey, a survey service company, where he managed the development program for the Norstar 1000 GPS receiver. The Norstar engineering team was acquired by NovAtel Communications Ltd., a cellular telephone company, in 1989. Mr. Timinski managed the engineering team and led the business development for the NovAtel GPS Business Group, and was appointed Vice President in 1992. He successfully grew the business group into a $10 million annual revenue business by 1994. Mr. Timinski was under contract as Director, DGPS Business Unit to Position from February 1997 to December 1997 and was appointed Vice President and Chief Operating Officer in January 1998. Mr. Timinski devotes 100% of his time to the affairs of the Company.

Dr. Edward J. Krakiwsky - Chief Technology Officer

Dr. Krakiwsky age 59, has a Diploma, Land Surveys from the Southern Alberta Institute of Technology, a B.Sc., M.Sc. and Ph.D. (Geodetic Science) all from The Ohio State University. Dr. Krakiwsky has over 31 years of industrial, teaching and research experience in a wide variety of geodetic engineering activities which include: research associate on NASA's Geodetic Satellite Positioning Program; National Research Council exchange scientist with the French Space Centre; founder and former Head of the Department of Geomatics Engineering, The University of Calgary; consultant on land navigation to the Federal and Alberta GIS Agencies dealing with digital maps and standards; and consultant to Diesel Kiki (ZEXEL), Tokyo and Motorola, Chicago on the development of Automatic Vehicle Location and Navigation ("AVLN") systems.
He is the founder and President of Intelligent Databases International Ltd., a company providing market intelligence to the AVLN industry. He is the originator of the concept behind AVLN and its potential for a business venture at Position. He is responsible for the long-term technology strategy of the Company. Dr. Krakiwsky has been Scientific Advisor to PCTL and Pulsearch
Inc. from 1988 to 1996 and Chief Technology Officer of Position since October 1996. Dr. Krakiwsky devotes at least 35% of his time to the affairs of the Company.

G. Kenneth Little - Director

Mr. Little, LL.B., B.Comm., age 43, is a partner with the law firm Carscallen Lockwood Cormie. From July 1992 to October 31, 1997, Mr. Little was a barrister and solicitor with the law firm of Walsh Wilkins. Mr. Little devotes his time as director to the affairs of the Company on an as-needed basis.

Ian T. Tweedie - Director

Mr. Tweedie, C.A., age 49, has been the President of Digital Armor Inc., a product development company from October 1996 to the present. Prior thereto from December 1995 to October 1996 he was an independent consultant. From December 1991 to December 1995, he was President of Virtual Universe Corporation, a public software development corporation. From May 1989 to November 1991, Mr. Tweedie was self-employed as a consultant.
Mr. Tweedie devotes his time as director to the affairs of the Company on an as-needed basis.

David J. Howard - Corporate Controller

Mr. Howard, B.Comm. (Hons.), from University of Manitoba, C.A., age 29, has been Controller of Position since September 1996, and of Pulsearch Inc. from September 1996 to December 1996. For four years prior thereto he was employed as an articling student (3 years) and subsequently as a Chartered Accountant (1 year) with KPMG Chartered Accountants. During this period with KPMG, he became familiar with the operations and business of the Company while providing accounting services to Pulsearch Inc.

Mr. Howard devotes 100% of his time to the affairs of the Company.

CERTAIN LEGAL PROCEEDINGS

Securities Regulatory or Other Sanctions

None of the directors, officers, promoters or other members of management of the Company has been subject to a cease trade order or bankruptcy in his personal capacity within the previous ten-year period and none of the issuers with which any of the directors or officers has been a director, officer, promoter or insider has been subject to a cease trade order or bankruptcy within the past ten years, while such director or officer was acting in that capacity. None of the directors, officers, promoters or other member of management of the Company has, within the ten years prior to the date of this prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly-traded issuer, or theft or fraud.

ITEM 6. EXECUTIVE COMPENSATION

The following executive compensation was paid for the fiscal years ended September 30, to the Company's Directors, Officers or Affiliates or other persons who were executive officers of the Company as at June 30, 1998.


                                                    Long Term
                                                    Compensation
                        Annual Compensation

                        Compensation Awards
                        ---------  ---------------  -------------  -------------
                                                    Securities
Name and Principal                 Other Annual     Underlying     All Other
Position                Salary     Compensation     Options/(1)/   Compensation
                        ($)        ($)              (#)            ($)-
------------------      ---------  ---------------  -------------  -------------

Paul E. Kowalenko
President, CEO,
Director

1998                      94,500             -                -              -
1997                     115,500         4,200          214,500              -
1996                      63,000             -                -              -
1995                      84,000             -                -              -


Bernard D. Parkinson
Vice President
Corporate
Development and
Secretary

1998                      81,000             -                -              -
1997                     102,000         3,308          164,500              -
1996                      45,000             -                -              -

Brad G. Timinski
Vice President,
Chief Operating
Officer

1998                      75,000             -                -              -
1997                      56,000             -                -              -


Dr. Edwards J. Krakiwsky
Chief Technology Officer

1998                           -        31,500                -              -
1997                           -        30,000                -              -

____________________________

Director Compensation

The Company does not reimburse directors for expenses incurred, if any, in attending meetings of the Board of Directors. The Company does not pay director fees to directors for their service on the Board.

Options Granted To Executive Officers

The following options to purchase Common Shares were granted to the Named Executive Officers during the year ended September 30, 1997, pursuant to the Company's Stock Option Plan. See "Stock Option Plan".



Security               Common       % of Total Exercise  Expiry  Market Value
Holder                 Shares Under Options    Price Per Date    of Securities
                       Option       Granted In Share1            Underlying
                       (#)          Financial                    Options on
                                    Year                         Date of Grant
                                                                 ($/Securities)
                       ___________  __________ _________ _______ ______________

Paul E. Kowalenko      214,500      22%        $0.50     Nov. 1, $0.50
                                                         2001

Bernard D. Parkinson   164,500      17%        $0.50     Nov. 1, $0.50
                                                         2001

Brad G. Timinski        25,000       2%        $2.00     Aug. 1, $2.00
                                                         2002

Brad G. Timinski        71,000      47%        $1.10     May. 1, $1.10
                                                         2003


Notes:

1. The exercise price was determined on the basis of the then transaction price of the Common Shares. See "Prior Sales".

Employment Agreements

There are currently no employment agreements. It is anticipated that these will be implemented in the near future.

Compensation of Directors

The directors of the Company are currently compensated for serving as a director on the basis of options. See "Options Granted to Named Executive Officers".

Directors' and Officers' Insurance

The Company intends to purchase liability insurance for the directors and officers of the Company. No part of this premium will be paid by the directors or officers of the Company.


STOCK OPTION PLAN

The Company maintains a stock option plan (the "Stock Option Plan") designed to provide incentives to directors, executive officers and employees of the Company or its subsidiaries and companies wholly owned by these individuals in order to permit those persons to participate in the growth and success of the Company.

Under the terms of the Company's Stock Option Plan, the Company is authorized to set aside as options a maximum of 10% of the Company's Common Shares outstanding from time to time, for the benefit of directors, officers and full time employees of the Company or its subsidiaries and companies wholly owned by these individuals. The Stock Option Plan does not permit any one individual to hold as options more than 5% of the Common Shares outstanding from time to time.

Any options so granted will be exercisable at the exercise price and for such period of time as may be determined by the board of directors of the Company and approved pursuant to the requirements of the applicable stock exchange, or if the Company's securities are not listed on a stock exchange, then in accordance with the conditions established by the board of directors of the Company.

Any stock options will be non-transferable and terminate on the earlier of the expiry date or the 90th day following the day on which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Company or any of its subsidiaries.

OPTIONS

As at the date of this filing the following options have been granted or allocated to executive officers and directors, current and previous employees, and advisors to the Company, pursuant to the Stock Option Plan:


Position with        Number of          Exercise Price Per   Market Value
Company              Common Shares      Common Share         on Date of Grant
                     Subject to Option
__________________   _________________  _________________    ________________

Executive Officers
(4)                  438,500            $0.50                $0.50
                      71,000            $1.10                $1.10
                      25,000            $2.00                $2.00

Directors
(2)                  129,000            $0.50                $0.50

Employees            307,500            $0.50                $0.50
                      10,000            $2.00                $2.00

Advisors              70,000            $1.10                $1.10


In addition, a maximum of 540,000 Common Shares were reserved as options for Wolverton Securities Ltd. which acted as agent in connection with the distribution of a total of 3,600,000 Common Shares effected pursuant to a Prospectus dated April 7, 1997. These options have an exercise price of $1.00. As of June 30, 1998, 195,293 of these options have been exercised.

In addition, a maximum of 70,000 Common Shares were reserved as options for Brant Securities Limited which acted as agent in connection with the distribution of a total of 700,000 Common Shares effected pursuant to a Prospectus dated March 30, 1998.
These options have an exercise price of $2.25 and expire March 31, 1999. As of June 30, 1998, none of these options had been exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND PROMOTERS

No director, senior officer, promoter or other member of management or their respective associates or affiliates have been indebted to the Company at any time during the period ended September 30, 1997 or since that date.

PROMOTERS

Paul E. Kowalenko and Bernard D. Parkinson may be considered to be promoters ("Promoters") of the Company as they took the initiative in founding and organizing the Company. As Promoters of the Company they initially acquired a total of 1,000,000 Common Shares at a price of $.10 per share. As Mr. Kowalenko was a shareholder of Pulsearch Inc. prior to its acquisition by Position, in accordance with the terms of the Acquisition Agreement, he acquired a total of 177,197 Common Shares of the Company (constituting about 1.8% of the current outstanding Common Shares), in exchange for 60 Class A Common Shares and 51,927 Preferred Shares of Pulsearch Inc. that he held prior to such acquisition. The Common Shares so acquired by the Promoters are subject to escrow.

The Company has also granted options to the Promoters to purchase an aggregate of 379,000 Common Shares, which options remain unexercised as of the date hereof. See "Directors and Officers", "Executive Compensation - Options Granted to Named Executive Officers" and "Interest of Management and Others in Material Transactions".


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described under "Promoters", no director or senior officer of the Company and no person or company holding more than 10% of the Common Shares, or any associate or affiliate thereof, has any material beneficial interest in any transaction completed within three years prior to the date of this prospectus or in any proposed transaction, which has or will materially affect the Company. See "Conflicts of Interest".

CONFLICTS OF INTEREST

Some of the directors and officers of the Company participate and will continue to participate in business on their own behalf and on behalf of other corporations. If any conflicts arise whereby directors have interests in the corporations or in the business activities which are in competition with the business of the Company, such conflicts will be subjected to and governed by the laws applicable to directors and officers in conflict of interest, including the procedures prescribed in the Business Corporations Act (Alberta). See "Interest of Management and Others in Material
Transactions".


ITEM 8. DESCRIPTION OF SECURITIES

As of the date hereof, the authorized share capital of the Company consists of an unlimited number of Common Shares of which 10,931,005 Common Shares are issued and outstanding and an unlimited number of preferred shares of which no preferred shares are issued and outstanding. The following is a summary of the principal attributes of the share capital of the Company.

Common Shares

The rights, privileges, restrictions and conditions attached to the Common Shares are as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company.

Preferred Shares

The rights, privileges, restrictions and conditions attached to the Preferred Shares, as a class, are as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Attributes

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, cumulative or non-cumulative), if any.

Liquidation

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holder of such series.

The Company has never paid any dividends on its Common Shares.  The
Company intends to retain its earnings to finance the growth and development of its business and does not expect to pay dividends in the near future. The Board of Directors of the Company will review this policy from time to time having regard to the Company's financing requirements, its financial condition and other factors considered relevant.

Restrictions of Transfer

"Affiliates" of Position Inc. under the Securities Act of 1933, as amended (the "Securities Act") are persons who generally include individuals or entities that control, are controlled by, or are under common control with Position Inc. and may include certain officers and directors of Position Inc. as well as principal stockholders of Position Inc.. Persons who are affiliates of Position Inc. will be permitted to sell their shares of Position Inc. only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by Section 4(1) or 4(2) of the Securities Act or Rule 144 thereunder.

A total of 3,135,641 shares of Position Inc. Common Stock could be sold pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to this Registration Statement will be passed upon on behalf of the Company by Carscallen Lockwood Cormie, Calgary, Alberta. Certain United States securities and corporate legal matters relating to this Registration Statement will be passed upon behalf of the Company by the Law Offices of Mark T. Thatcher, Newport, Rhode Island.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG Chartered Accountants of 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for the Common Shares is CIBC-Mellon Trust Company, at its principal office in Calgary, being 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1.


PART III

ITEM 1. MARKET FOR COMMON EQUITY AND
        RELATED SHAREHOLDER MATTERS

The Company has a trading symbol of PZN.CA in respect of its Common
Shares which have been listed and posted for trading through the facilities of The Alberta Stock Exchange since April 30, 1997. Based upon information supplied by The Alberta Stock Exchange the following table summarizes the particulars of trading of the Common Shares of the Company through the facilities of The Alberta Stock Exchange on a monthly basis since April 1997.


                         Price Range                Trading Volume

                     High           Low             (Shares)

1997
April                $2.20          $1.75             42,700
May                  $2.50          $2.00            188,800
June                 $2.30          $2.05             62,360
July                 $2.15          $1.90             90,400
August               $2.05          $1.92             32,575
September            $2.10          $1.95             55,400
October              $2.04          $1.93             44,300
November             $2.00          $1.65             38,700
December             $1.84          $1.60             33,600

1998
January              $1.70          $1.30             23,000
February             $1.95          $1.45             45,985
March                $1.80          $1.50             24,755
April                $1.50          $1.00            116,405
May                  $1.40          $1.02             73,960
June                 $1.25          $1.00            159,428
July                 $1.10          $0.51             49,702
August 1 to 21       $0.80          $0.58             18,990


There is no United States public market for Position Inc. Common Stock.
The Position Inc. Common Stock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in Position Inc. Common Stock will occur.

With respect to U.S. legal, reporting, financial and other information relating to Position Inc., The Law Offices of Mark T. Thatcher, whose address is 360 Thames Street, Newport, Rhode Island 02840 will file annual and periodic reports with the Securities and Exchange
Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. The Commission also maintains a Website where investors may obtain reports of companies that file electronically--including Position Inc., the address being http://www.sec.gov. In addition, Position Inc. will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998, to be filed with the Commission. Any such requests should be directed to the Secretary of Position Inc., address 6815E-40th Street, S.E., Calgary, Alberta, Canada T2C 2W7.

The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The Company is prohibited from paying dividends on its Common Stock without the consent of the holders of at least two-thirds of the Company's Preferred Stock.


ITEM 2. LEGAL PROCEEDINGS

None


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
        ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On September 30, 1997, one Special Warrant was issued and sold at a price of $1,190,000 pursuant to a private placement to one investor in reliance on an exemption from prospectus requirements contained in the securities legislation of the Province of Ontario. Proceeds of the Special Warrant issue, net of $85,000 of issue costs, were received November 4, 1997.

The Special Warrant was convertible into 700,000 Common Shares and 700,000 Warrants of the Company at no additional cost. Each Warrant entitles the holder to purchase one Common Share on or before March 31, 1999 at an exercise price of $2.25. In addition, the agent received an option of 70,000 Common Shares, exercisable on or before March 31, 1999 at an exercise price of $2.25.

The Company qualified for distribution the 700,000 Common Shares, the 700,000 Warrants, and the 70,000 agent options by way of Prospectus dated March 30, 1998, at which time the Special Warrant holder exercised the conversion rights and the above mentioned securities were distributed. The Company did not receive any further proceeds from the distribution of the Common Shares and Warrants, as such proceeds were realized on the distribution of the Special Warrant pursuant to the private placement.

During the past twelve months, the Company has issued the following Common
Shares:


Date of       Number of Common  Issue Price  Total Consideration   Nature of
Issuance      Shares Issued     Per Share    Realized ($)          Consideration
----------    ----------------  -----------  -------------------   -------------

October 7,
1997(1)           2,000         0.50              1,000            Cash

November 6,
1997(1)          34,500         0.50             17,250            Cash

March 23,
1998(1)         195,293         1.00            195,293            Cash

March 30,
1998(2)         700,000         1.70          1,190,000            Cash


April 1,
1998(1)          10,000         0.50              5,000            Cash

May 20,
1998(1)           2,000         0.50              1,000            Cash

June 29,
1998(1)          98,000         0.50             49,000            Cash


Notes:

1.     Exercise of options.

2. Common Shares issued pursuant to a private placement offering made pursuant to a Prospectus.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.

PART F/S
FINANCIAL STATEMENTS

The index to the Company's Financial Statements appears under Item 15 of the Form 10-SB.


FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements of the Company are filed as part of this report:

                                                             Page

Auditors' Report and Comments by Auditors                    F-1

Consolidated Balance Sheet - September 30, 1997              F-2

Consolidated Statements of Operations and                    F-3
Retained Earnings (deficit) and Changes in
Financial Position for the Year Ended
September 30, 1997

Notes to Financial Statements                                F-4

Consolidated Balance Sheet (Unaudited)-                      F-5
Nine Months Ended June 30, 1998

Consolidated Statements of Operations and                    F-6
Retained Earnings (deficit) and Changes in
Financial Position (Unaudited) -
Nine Months Ended June 30, 1998

Notes to Financial Statements                                F-7
Nine Months Ended June 30, 1998

AUDITORS' REPORT
Auditors' Report to the directors

We have audited the consolidated balance sheets of Position Inc. as at September 30, 1997 and 1996 and the consolidated statements of operations and retained earnings (deficit) and changes in financial position for the year ended September 30, 1997, the nine months ended September 30, 1996, and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

As 1996 was our initial engagement as auditors of the Company, we were not present at the physical inventory count at the beginning of the 1995 fiscal year, and we have not been able to satisfy ourselves as to inventory quantities at that date by other auditing procedures. Accordingly, we were unable to determine whether adjustments to cost of sales, income taxes, net earnings for the year or opening retained earnings might be necessary.

In our opinion, except for the effect of adjustments, if any, which might have been determined to be necessary had we been able to observe the physical inventory count at the beginning of the 1995 fiscal year, the consolidated statements of operations and retained earnings (deficit) and changes in financial position present fairly, in all material respects, the results of operations and changes in financial position of the Company for the year ended December 31, 1995, in accordance with generally accepted accounting principles. Further, in our opinion, the consolidated balance sheets as at September 30, 1997 and 1996 and the statements of operations and retained earnings (deficit) and changes in financial position for the year ended September 30, 1997 and the nine months ended September 30, 1996 present fairly, in all material respects, the financial position of the Company as at September 30, 1997 and 1996 and the results of its operations and the changes in its financial position for the year ended September 30, 1997 and the nine months ended September 30, 1996, in accordance with generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
November 14, 1997 (except for note 18, which is as at March 30, 1998)


COMMENTS BY AUDITORS FOR U.S.. READERS ON
CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the company's ability to continue as a going concern, as referred to in note 1c. of these consolidated financial statements. Our report to the shareholders dated November 14, 1997 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.


Chartered Accountants
Calgary, Canada
November 14, 1997

Consolidated Balance Sheets
September 30, 1997 and 1996

                                                 1997           1996
                                                 __________     ___________

Assets

Current assets:
  Cash                                           $        -     $     5,223
  Accounts receivable                               449,931         132,454
  Special warrant
    subscription receivable (note 14c)            1,105,000               -
  Investment tax credits receivable (note 5)        665,500         695,500
  Inventory (note 6)                                697,996         255,918
  Deferred financing costs                                -          33,842
                                                  2,918,427       1,122,937

Capital assets (note 7)                             494,218          77,835
Rental pool equipment                               205,000               -
Investment, at cost (note 9)                              -          69,000
Deferred development costs, net                   1,120,013         460,060
Goodwill                                            188,072               -
Patents and trademarks                               37,257               -

                                                 $4,962,987     $ 1,729,832

Liabilities and Shareholders' Equity

Current liabilities:
  Bank indebtedness (note 10)                    $  345,042     $   300,000
  Accounts payable                                  619,552         337,759
  Current portion of lease obligations               51,173               -
  Convertible debentures (note 11)                        -          90,000
  Convertible shareholder loans (note 12)                 -          99,300
                                                  1,015,767         827,059

Lease obligations (note 8)                          105,330               -
Non-controlling interest                                  -         157,904

Shareholders' equity:
  Share capital (note 14)                         5,948,040       1,000,379
  Deficit                                        (2,106,150)       (255,510)
                                                  3,841,890         744,869
Future operations (note 1c)
Subsequent event (note 18)

                                                 $4,962,987     $ 1,729,832

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Year ended September 30, 1997, nine months ended September 30, 1996, and year ended December 31, 1995, with comparative figures for December 31, 1994

                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995          1994
                         ___________   _____________  ____________  ___________
                                                                    (unaudited)

Revenue (note 4)         $ 1,729,046   $   728,978    $  1,556,862  $ 2,033,506

Cost of sales                965,704       376,059         657,471      959,458

                             763,342       352,919         899,391    1,074,048
Expenses:
  Research,development
   and engineering
    expenses                  98,222        90,316         255,786      458,426
  Investment tax credits
   earned on research
    and development
     expenses (note 5)             -       (43,124)       (120,113)     (47,658)
  General and
   administrative          1,292,928       440,505         495,885      401,443
  Sales, marketing and
   business development      752,914       178,877         103,720       80,023
  Interest                   181,242        25,748          21,435       17,763
  Depreciation and
   amortization              220,938       103,694          83,808       73,278
  Write-off of
   investment                 69,000             -               -            -
                           2,615,244       796,016         840,521      983,275

Earnings (loss) from
operations                (1,851,902)     (443,097)         58,870       90,773


                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995          1994
                                                                    (unaudited)

Income tax recovery
(expense) - deferred
(note 13)                          -        30,800         (12,561)     (18,239)
Non-controlling interest
in (earnings) loss             1,262        99,896         (11,221)     (45,194)

Earnings (loss) for the
period                    (1,850,640)     (312,401)         35,088       27,340

Retained earnings
(deficit),
beginning of period         (255,510)       56,891          21,803       (5,537)

Retained earnings
(deficit),
end of period            $(2,106,150)  $  (255,510)   $     56,891  $    21,803

Earnings (loss) per
share (note 15):

Basic                    $    (0.244)  $    (0.092    $      0.015  $     0.012

See accompanying notes to consolidated financial statements.


Consolidated Statements of Changes in Financial Position

Year ended September 30, 1997, nine months ended September 30, 1996, and year ended December 31, 1995, with comparative figures for December 31, 1994

                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995          1994
                                                                    (unaudited)

Cash provided by
(used in):
Operations:
Earnings (loss)
for the period           $(1,850,640)  $  (312,401)   $     35,088  $    27,340

Items not involving cash:
 Depreciation and
  amortization               220,938       103,694          83,808       73,278
 Write-off of
  investment                  69,000             -               -            -
 Deferred income taxes             -       (30,800)         12,561       18,239
 Non-controlling interest
  in (earnings) loss          (1,262)      (99,896)         11,221       45,194
                          (1,561,964)     (339,403)        142,678      164,051

Change in non-cash
operating working capital:
 Accounts receivable        (317,477)      483,687        (202,458)    (367,760)
 Inventory                  (442,078)      (87,731)         80,743      (31,110)
 Accounts payable            281,793      (147,790)        328,129      102,922
                          (2,039,726)      (91,237)        349,092     (131,897)

Investing:
 Capital assets             (487,898)       (4,277)        (33,998)     (15,215)
 Deferred
  development costs         (776,625)     (125,314)       (325,013)    (119,497)
 Rental pool equipment      (205,000)            -               -            -
 Acquisition (note 3)       (376,833)            -               -            -


                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995          1994
                                                                    (unaudited)

 Investment tax
  credits receivable          30,000      (175,000)       (424,500)     (96,000)
 Patents and trademarks      (37,889)            -               -            -
 Investment                        -             -               -      (69,000)
                          (1,854,245)     (304,591)       (783,511)    (299,712)

Financing:
 Issue of Special Warrant  1,105,000             -               -            -
 Special Warrant
  subscription receivable (1,105,000)            -               -            -
 Issues of share
  capital, net             3,842,661       341,511               -      838,855
 Issue of notes payable    1,100,000             -               -            -
 Repayment of notes
  payable                 (1,100,000)            -               -            -
 Deferred financing costs     33,842       (33,842)              -            -
 Lease obligations,
  net of repayments          156,503             -               -            -
 Issue (repayment) of
  convertible debent.        (90,000)       90,000               -            -
 Issue (repayment) of
  convertible
   shareholder loans         (99,300)            -          99,300            -
 Other, net                        -       (12,090)              -            -
 Bank indebtedness                 -         5,000         295,000            -
 Repayment of debt                 -             -               -     (357,500)
                           3,843,706       390,579         394,300      481,355
Increase (decrease) in
 cash position               (50,265)       (5,249)        (40,119)      49,746
Cash position,
 beginning of period           5,223        10,472          50,591          845


                                      Nine months
                         Year ended   ended
                         September    September 30,  Years ended December 31,
                         30, 1997     1996           1995          1994
                                                                   (unaudited)

Cash position,
end of period            $   (45,042) $      5,223   $      10,472 $     50,591

Cash position is defined as cash less cheques issued in excess of cash on hand. See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Year ended September 30, 1997, nine months ended September 30, 1996, and year ended December 31, 1995, with comparative figures for the year ended December 31, 1994 (1994 information is unaudited)


1a.     Incorporation

Position Inc. (the "Company") was incorporated under the laws of the Province of Alberta on April 18, 1996 as 691807 Alberta Ltd. An amendment to the articles of the Company to change its name to Position Inc. was registered May 17, 1996.

Pulsearch Navigation Systems Inc. ("Pulsearch"), was incorporated under the laws of the Province of Alberta on May 18, 1993 as 567441 Alberta Ltd. An amendment to the articles of Pulsearch to change its name to Pulsearch Navigation Systems Inc. was registered December 6, 1993.

Position Inc. and Pulsearch were amalgamated to form Position Inc. on January 17, 1997.

1b.     Business of the Company

The Company is in the business of developing, manufacturing, marketing and supporting electronic positioning, navigation and guidance products. These products integrate Global Positioning System ("GPS"), data communications and geographical information systems technologies with proprietary software and are marketed world-wide to commercial end-users. Growth is achieved through internal product development, business and market development, and through acquisition of complementary technology companies. The Company commenced substantial operations May 1, 1996 with the purchase of a controlling interest in Pulsearch.

1c.     Future operations

The Company's ability to continue as a going concern is dependent on obtaining financing and promoting and developing its business and products to the point that it achieves profitable operations and positive cash flows on a commercial scale.

Certain product development costs have been deferred and are awaiting product revenue streams against which they are to be amortized. The recoverability of these deferred development costs is dependent on obtaining sufficient funds to finance the product development to commercial completion and on the successful penetration of the related products into viable markets.

The Company has obtained financing through periodic private placements and an initial public offering of Common Shares and has adopted a strategic plan to expand its marketing initiatives and product lines aimed at achieving profitable operations and positive cash flows on a commercial scale. In addition, management is continuing to identify and secure strategic alliances with key suppliers, customers and distributors to enhance its competitive advantage.

These financial statements have been prepared on the basis that the Company will continue to realize its assets and discharge its obligations in the ordinary course of business and do not reflect adjustments, such as revaluation to liquidation values and reclassification of balance sheet items, which would otherwise be necessary if the going-concern assumption were not valid.

2a.     Basis of financial statement presentation

Effective May 1, 1996, the Company acquired, through an exchange of shares, a 75.77% controlling interest in Pulsearch (notes 3 and 14). The exchange involved all holders of common and preferred shares in Pulsearch, except for the non-controlling interest shareholder, exchanging their shares for Class "A" common shares in the Company. (The Class "A" shares were subsequently replaced with Common Shares - see note 14.)

Due to the non-arm's length nature of this transaction, these financial statements are prepared on a continuity of interest basis whereby the assets, liabilities and deficit of Pulsearch are recorded at their carrying amounts, as if the new consolidated corporate structure arising from the acquisition had always existed. Generally accepted accounting principles do not allow for a revaluation in carrying amounts of the assets and liabilities acquired in transactions of this nature.

2b.     Significant accounting policies

Inventory

Inventory of component parts and subassemblies is valued at the lower of cost, on the specific item basis, and net realizable value. Inventories of work in progress and finished goods are valued at component and subcontractor cost plus estimated direct labor cost on a specific item basis.

Deferred development costs

The Company defers, to future periods, development costs net of related investment tax credits ("ITCs") when the project under development is clearly defined, technically feasible and a market exists for the related product or, where the project is used internally in the development or production of other marketable products, its usefulness has been established. All research costs and all development costs not meeting the above criteria are expensed as research, development and engineering expenses in the period incurred.

Deferred development costs are subject to a net recoverable amount test quarterly whereby the amount deferred must not exceed expected related revenues less related production, selling and administrative expenses. Any excess of cost over net recoverable amount is written off in the period the excess is determined.

During the year ended September 30, 1997, $776,625 of development costs were deferred. Effective October 1, 1996, the Company is no longer eligible for refundable investment tax credits. For the nine-month period ended September 30, 1996, $257,190 of development costs, less $131,876 of related ITCs, were deferred.

Depreciation and amortization

The Company depreciates its capital assets over their estimated useful lives using the declining balance method and rates as follows:

Automotive                                                30%
Computer equipment                                        30%
Electronics                                               20%
Furniture, fixtures and office equipment                  20%

Leasehold improvements are depreciated straight-line over the term of the lease plus renewal period(s).

Rental pool equipment is carried at cost. Allowances for declines in value are made on a specific item basis in the event estimated market value is less than cost.

Deferred development costs are accumulated by specific project and amortized over the estimated useful lives of each project on the declining balance basis. Annual amortization rates range from 20% to 30%.

Goodwill arising from the excess purchase price on the acquisition of the non-controlling interest represents value in the technological expertise of Pulsearch employees and in Pulsearch products including those under development and is amortized straight-line over 60 months.

Patent and trademark amounts represent expenditures necessary to obtain patents on technological developments and to obtain product trademarks and are amortized over 60 months, which approximates the estimated economic lives of the related technology or products.

All unamortized balances are reviewed quarterly for any impairment in value by evaluating the recoverability of the amounts through estimated related future earnings. Consideration is also given to product life cycles and technical obsolescence.

Revenue recognition

Sales revenue is recognized when goods are shipped or services are provided to customers. Rental revenue is recognized on a monthly basis.

2c.     Comparative figures

Certain amounts for the 1996, 1995 and 1994 periods have been reclassified to conform with the presentation adopted for the 1997 year.

3.     Business combination

The Company acquired its 100% interest in Pulsearch through two separate transactions dated May 1, 1996 and November 22, 1996.

In a share purchase agreement effective May 1, 1996, the Company acquired 76.14% of the issued and outstanding Class "A" common shares and 75.48% of the issued and outstanding (non-voting) preferred shares, for a net controlling interest of 75.77%, in Pulsearch in exchange for the issuance of 2,356,436 Class "A" shares of the Company, with a legal stated capital amount of

$1,178,200. Due to the non-arm's length nature of this transaction (notes 2a and 14a), this acquisition has been accounted for on the continuity of interests method whereby the assets, liabilities and deficit of Pulsearch were combined with those of the Company at Pulsearch's carrying (book) amounts on that date. The excess of consideration paid over the carrying amounts of the Pulsearch's net assets has been charged to share capital.

On November 22, 1996, the Company acquired the remaining non-controlling interest in a separate acquisition. As consideration, 753,666 Common Shares valued at $376,833 were issued. This was an arm's length transaction and was therefore accounted for as a purchase. The excess of purchase price over the Company's recorded non-controlling interest at the acquisition date was allocated to goodwill.

The results of Pulsearch's operations have been consolidated in these financial statements as if the consolidated entity which arose on May 1, 1996 had always existed.

Pulsearch was a private multi-discipline, high-technology engineering, research and development company engaged in the application of Global Positioning System and complementary technology and proprietary software to commercial uses.

On January 17, 1997, Position Inc. and Pulsearch amalgamated to form
Position Inc.


Pulsearch's carrying amounts were as follows:

                                                        May 1, 1996


Assets:           Cash                                  $      2,600
                  Accounts receivable                         84,200
                  Investment tax credits receivable          590,500
                  Inventories                                229,500
                  Investment                                  69,000
                  Equipment and furniture                     88,600
                  Deferred development costs                 437,400
                                                           1,501,800

Liabilities:      Bank overdraft                            (265,700)
                  Accounts payable                          (318,100)
                  Convertible shareholder loans              (99,300)
                  Non-controlling interest                  (218,100)


                  Deficit                                     81,300
                  Company's share of net assets acquired     681,900
                  Excess of legal value of consideration
                   paid over carrying amounts acquired1      507,800
                  Acquisition expenses                       (11,500)
                  Legal stated capital amount of
                   Position Inc. Common Shares issued   $  1,178,200

1. Due to the non-arm's length nature of the acquisition of the Company's controlling interest in Pulsearch (notes 2a and 14), this acquisition has been accounted for on the continuity of interests method whereby the assets, liabilities and deficit of Pulsearch are combined with those of the Company at Pulsearch's carrying (book) amounts. The excess of consideration paid over the carrying amounts of Pulsearch's net assets has been charged to share capital.

The Company acquired the remaining non-controlling interest in a separate acquisition dated November 22, 1996. As consideration, 753,666 Common Shares valued at $376,833 were issued. The excess of purchase price over the Company's recorded non-controlling interest was allocated to goodwill. The results of Pulsearch's operations have been consolidated in these financial statements as if the consolidated entity which arose on May 1, 1996 had always existed.

4.     Related party transactions

Amounts due to and from companies which are controlled or directed by an officer or a significant shareholder of the Company are as follows.


                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995           1994
                                                                     (unaudited)

Revenue                  $   406,000   $   211,000    $   600,000    $   674,000
Expenditures                  47,000        15,000         60,000         44,000
Accounts receivable            2,000        48,000        340,000        237,000
Accounts payable               4,000         3,000         45,000              -

Management expects similar related party transactions to occur in the future.

5.     Investment tax credits receivable

Certain research and development expenditures of Pulsearch gave rise to refundable investment tax credits ("ITC"). All ITC amounts, including the amounts receivable at September 30, 1997, are subject to technical and financial audit by Revenue Canada. Adjustments, if any, to the receivable amounts reported will be recorded in the period in which they are determined. $416,000 of ITC receivable was collected October 6, 1997.

6.     Inventory

                                                 September 30,  September 30,
                                                 1997           1996
Component parts and subassemblies                $    371,221   $    139,052
Work in progress                                       46,435         93,886
Finished goods                                        280,340         22,980

                                                 $    697,996   $    255,918

7.     Capital assets

                                                 Accumulated    Net book
September 30, 1997                  Cost         depreciation   value

Furniture, fixtures and
 office equipment                   $   156,802  $     19,002   $    137,800
Computers and electronics               376,842       154,557        222,285
Automotive                                2,500         1,797            703
Leasehold improvements                  185,081        51,651        133,430

                                    $   721,225  $    227,007   $    494,218

                                                 Accumulated    Net book
September 30, 1996                  Cost         depreciation          value

Furniture, fixtures and
 office equipment                   $    19,616  $      8,369   $     11,247
Computers and electronics               160,934       110,603         50,331
Automotive                                2,500         1,540            960
Leasehold improvements                   50,287        34,990         15,297

                                    $   233,337  $    155,502   $     77,835

Capital assets include office equipment and computers acquired through capital leases with net book values of $64,126 and $92,398, respectively (1996: $nil).

8.     Lease obligations

In June through August 1997, the Company entered into three separate 36-month lease agreements and one 24-month agreement for office equipment and computers totaling $168,546. All are standard commercial agreements with implicit interest rates ranging from 11% to 15% per annum. In each instance, it is the Company's intention and encouraged under the terms of the lease, to exercise the buy-out option so as to obtain title to the equipment at the end of the lease. The Company, therefore, accounts for the leased assets and obligations as capital items and depreciates the leased assets as part of capital assets (note 7).


Years ended September 30          1998        1999        2000        Total
Future minimum lease payments     $  67,495   $  65,420   $  39,460   $ 172,375
Buy-out amounts                           -          10      12,753      12,763
Less interest component             (16,322)     (9,595)     (2,718)    (28,635)

                                  $  51,173   $  55,835   $  49,495   $ 156,503

The Company has two operating lease commitments to its landlord for a combined 15,000 ft2 of office, laboratory and manufacturing space rented for a total of $7,000 per month. The rental agreements expire April 1, 2000 and each contains a one-year renewal option.

9.     Investment

Pulsearch granted a software license to a USA-based company to exploit commercial development of GPS-based navigation in the golfing industry. Pulsearch received 20,000 common shares of the licensee valued at $69,000 (US $50,000), representing 7.1% of the outstanding capital stock of the licensee at the transaction date. The Company accounts for this investment by the cost method.

During 1997, circumstances occurred which cause management to have doubt over the realizable value of this investment. As a consequence of these circumstances and the uncertainty involved in reasonably determining a new value for the investment, the entire amount of the investment has been written off. The Company still retains its share holding in the licensee.

10.     Bank indebtedness

The Company has an operating line of credit of up to $300,000 due on demand and bearing interest at bank prime rate plus 1% (1996: bank prime rate plus 2%). This credit facility is secured by a general security agreement and a general assignment of book debts. The Company was also in an overdraft position at September 30, 1997, in the amount of $45,042, representing cheques issued in excess of cash on hand. Both the operating line of credit and overdraft position were repaid with the proceeds of the ITC refund payment received October 6, 1997.

11.     Convertible debentures

In July, 1996, the Company issued two $30,000 convertible debentures. These debentures bore interest at the greater of bank prime rate plus 2% (calculated monthly and payable on September 1, 1997) or 50% of net monthly equipment rental income, after deducting principal repayment and rental costs (payable quarterly). Principal repayments of $5,000 per month were to commence October 1, 1996. The debentures were convertible at the lenders' discretion prior to September 1, 1997, at a rate of 1 Common Share for every $0.75 of debenture principal outstanding at the date of conversion. These debentures were converted into 80,000 Common Shares on April 24, 1997.

In September, 1996, the Company issued another $30,000 convertible debenture, due April 1, 1999, bearing interest at bank prime rate plus 2%, payable monthly commencing November 1, 1996. This debenture automatically converted to Common Shares in the Company, at a rate of 1 Common Share for every $0.75 of debenture, upon completion of the Initial Public Offering of the Company. This debenture was converted into 40,000 common shares on April 24, 1997.

12.     Convertible shareholder loans

In October, 1995, Pulsearch received loans from certain shareholders totaling $99,300. These loans bore no interest, were due November 1, 1997, and were at any time, at the option of Pulsearch, repayable or convertible into common shares of Pulsearch, in whole or pro rata part, at the rate of 1 Class "A" common share for each $500 of loan. These loans were repaid in full, without premium or discount, in December, 1996.

13.     Income taxes

                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995          1994
                                                                    (unaudited)
Earnings (loss) from
operations               $(1,851,902)  $  (443,097)   $   58,870    $    90,773
Effective income tax rate      44.60%        19.12%        19.12%         18.84%
Expected income tax
 expense (recovery)         (825,948)      (84,720)       11,256         17,102

Reconciling items:
 Expenses not
  deductible for tax         107,554         1,861         1,305          1,137


 Unrecognized benefit
  of available losses        718,394        52,059             -              -

Income tax (recovery)
expense                  $         -   $   (30,800)   $   12,561    $    18,239


The Company has estimated income tax losses carried forward of $2,680,000 (September 30, 1996: $1,525,000; December 31, 1995: $980,000; December 31,
1994: $135,000) and unclaimed investment tax credits of $106,000 (September 30, 1996: $110,000; December 31, 1995: $110,000; December 31, 1994: $110,000)
available to reduce future income taxes otherwise payable. These amounts begin to expire in 1999.

14a.     Share capital

Authorized:

Common Shares - unlimited number, without nominal or par value.

Preferred Shares - unlimited number, characteristics to be determined on issue.

Articles of amendment were filed effective October 1, 1996 changing the classes of shares of the Company. Position Inc. shares formerly issued as "Class "A" Shares" were replaced with "Common Shares". All other classes of Position Inc. common shares authorized prior to that date, of which none were issued or outstanding, were removed.

Issued and outstanding, excluding non-controlling interest:

                                Common Shares1    Special Warrant   Amount
December 31, 1995               2,246,348         -                 $  670,958
Issued for cash January 1996            -
April 1996                        110,088                               11,010
May 1, 1996                     2,356,436         -                    681,968 2

Pulsearch acquisition expenses
(note 3)                                                               (11,500)
Issued for cash                 2,065,010                              330,501
Repurchased                        (5,900)                                (590)
September 30, 1996              4,415,546         -                  1,000,379 2

Issued for cash,
 October 1, 1996                1,000,000                              426,618
Acquisition of
 non-controlling interest         753,666                              376,833
Issued for cash, April 7, 1997  3,600,000                            2,949,210
Issued on conversion
 of debentures                    120,000                               90,000
                                9,889,212         -                  4,843,040

Issued for subscription
 receivable,
  September 30, 1997                              1                  1,105,000

September 30, 1997              9,889,212         1                 $5,948,040

i) Pulsearch common and preferred shares issued to the controlling interest prior to the May 1, 1996 share exchange are represented as equivalent Common Shares of Position Inc. (See "Basis of Financial Statement Presentation" note 2a.)

ii) Due to the non-arm's length nature of the May 1, 1996 acquisition of the Company's controlling interest in Pulsearch, the acquisition has been accounted for on the continuity of interests basis (notes 2a and 3). The consolidated share equity presented in these financial statements differs from its legal stated capital amount by $507,800 due to the difference between the legal stated capital amount of the Common Shares issued upon the acquisition of Pulsearch and the actual carrying amounts of Pulsearch's net assets acquired.

At September 30, 1996, the non-controlling interest shareholder held 260 Class "A" common shares and 217,921 Class "I" preferred shares of Pulsearch with carrying amounts of $75 and $217,921 respectively.

14b.     Escrowed shares

On April 1, 1997, the Company entered into two share escrow agreements with key shareholders, one statutory and one voluntary, whereby 2,395,672 Common Shares were escrowed under the statutory agreement and 2,307,790 Common Shares were escrowed under the voluntary agreement. The Common Shares governed by the voluntary escrow agreement will be released in conjunction with the Common Shares released under the statutory escrow agreement such that effectively one-third of the total number of Common Shares governed by both escrow agreements in total will be released by each anniversary commencing April 8, 1998.

14c.     Special Warrant

On September 30, 1997, the Company issued one Special Warrant by way of a private placement. The Special Warrant was priced at $1,190,000 and is convertible into 700,000 Common Shares and 700,000 common share purchase warrants ("Warrants") for no additional consideration. The Warrants entitle the holder to purchase an additional 700,000 Common Shares at an exercise price of $2.25 each and expire March 31, 1999. In the event the Company does not qualify for distribution, by way of a prospectus, the underlying Common Shares and Warrants by March 31, 1998, a penalty of up to 70,000 additional Common Shares and an entitlement to an additional 70,000 Common Shares under the Warrants would have to be distributed to the warrant holder. Proceeds of the Special Warrant issue, net of $85,000 of issue costs, were received

November 4, 1997.

Pursuant to this issue, the Company granted to an agent a non-assignable warrant to acquire anytime up to March 31, 1999 an option to purchase up to 70,000 Common Shares at a price of $2.25 per Common Share. The option expires March 31, 1999.

14d.     Stock options

On November 1, 1996, 986,000 stock options ("Options") were granted to directors, officers and employees of the Company under the Company's stock option plan (the "Plan"). Under the Plan, Options may be granted to a maximum of 10% of the Company's Common Shares outstanding at the time of the listing and posting for trading of said Common Shares on a stock exchange (the "Listed Shares"). The amount and exercise price of the Options granted are subject to the approval of both the Company's Board of Directors and any applicable stock exchange. The Plan does not permit any one individual to hold as Options more than 5% of the Listed Shares outstanding. The Options currently outstanding expire after five years and have exercise prices ranging from $0.50 to $2.00. At September 30, 1997, 978,500 Options were outstanding.

On April 24, 1997, 540,000 Agent's Options were granted to a securities brokerage company under the terms of the agency agreement surrounding the Company's April 1997 initial public offering. Each option entitles the holder to purchase one Common Share at an exercise price of $1.00. These options expire on April 24, 1999.

15.     Earnings (loss) per share

Earnings (loss) per share amounts are calculated as follows:



                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995          1994
                                                                    (unaudited)
Earnings (loss) for the
period                   $(1,850,640)  $  (312,401)   $   35,088    $    27,340

Weighted average number
of shares outstanding:
 Basic                     7,594,000     3,386,000     2,356,000      2,356,000
 Fully diluted             9,122,000     3,669,000     2,397,000      2,356,000

Earnings (loss)
per share:
 Basic                   $    (0.244)  $    (0.092)   $    0.015    $     0.012
 Fully diluted           N/A           N/A            N/A           N/A

16.     Segmented information

The Company sells its products and services world-wide. The geographic breakdown of these sales, to the nearest thousand dollars, is as follows:

                                       Nine months
                         Year ended    ended
                         September     September 30,  Years ended December 31,
                         30, 1997      1996           1995          1994
                                                                    (unaudited)

Canada                   $   726,000   $   293,000    $  661,000     $  481,000
United States                413,000       279,000       660,000      1,464,000
Other foreign countries      590,000       157,000       236,000         89,000

                         $ 1,729,000   $   729,000    $1,557,000     $2,034,000

17.     Financial instruments

The carrying amounts of the Company's financial assets and liabilities at September 30, 1997 and 1996 approximate their fair value due to their short terms to maturity.

18.     Subsequent event

Pursuant to a Subscription Agreement, the Company filed a prospectus qualifying for sale 700,000 Common Shares and 700,000 Common Share purchase warrants to be issued by the Company on exercise or deemed exercise of one Special Warrant previously issued on September 30, 1997, by way of a private placement.

Consolidated Financial Statements of

Position Inc.

Nine months ended June 30, 1998 and 1997
(unaudited)


Consolidated Balance Sheet

June 30, 1998 and 1997
(unaudited)

                                                 1998           1997

Assets

Current assets:
 Cash                                            $         -    $   891,439
 Accounts receivable                                 437,889        465,726
 Investment tax credits receivable                   248,938        665,500
 Inventory                                           614,601        657,793
                                                   1,301,428      2,680,458

Capital assets                                       536,961        441,356
Deferred development costs, net                    2,100,813        835,717
Goodwill                                             161,624        194,501
Patents and trademarks                                43,564          9,064

                                                 $ 4,144,390    $ 4,161,096

Liabilities and Shareholders' Equity

Current liabilities:
 Bank indebtedness                               $   358,315    $   297,239
 Accounts payable                                  1,106,529        335,429
 Current portion of lease obligations                 51,173         48,599
 Current portion of term loan                        110,000              -
                                                   1,626,017        681,267

 Lease obligations                                    68,186         93,147
 Term loan                                           390,000              -

Shareholders' equity:
 Share capital                                     6,174,443      4,871,066
 Deficit                                          (4,114,256)    (1,484,384)
                                                   2,060,187      3,386,682

                                                 $ 4,144,390    $ 4,161,096

Consolidated Statement of
Operations and Deficit

Nine months ended June 30, 1998 and 1997
(unaudited)

                                                 1998           1997

Revenue                                          $ 2,109,855    $ 1,548,224

Cost of sales                                      1,595,306        949,978
                                                     514,549        598,246

Expenses:
 Research, development and engineering               143,279         77,126
 General and administrative                        1,031,640        900,575
 Sales, marketing and business development           956,951        458,313
 Depreciation and amortization                       405,502        148,614
                                                   2,537,372      1,584,628

Loss from operations                               2,022,823        986,382

Interest expense (revenue)                           (14,717)       173,492
Write-off of investment                                    -         69,000

Loss for the period                                2,008,106      1,228,874

Deficit, beginning of period                       2,106,150        255,510

Deficit, end of period                           $ 4,114,256    $ 1,484,384

Per share information:

Basic:
 Loss per share                                  $     0.197    $     0.180
 Weighted average number
 of shares outstanding                            10,220,000      6,828,000

Consolidated Statement of
Changes in Financial Position

Nine months ended June 30, 1998 and 1997
(unaudited)

                                                 1998           1997

Cash provided by (used in):

Operations:
 Loss for the period                             $(2,008,106)   $(1,228,874)
Items not involving cash:
 Depreciation and amortization                       405,502        148,614
                                                  (1,602,604)    (1,080,260)
Change in non-cash operating
working capital:
 Accounts receivable                                 (87,958)      (333,272)
 Inventory                                           388,395       (401,875)
 Accounts payable                                    486,977         (2,330)
                                                    (815,190)    (1,817,737)

Investing:
 Capital assets                                     (220,273)      (398,669)
 Deferred development costs                       (1,176,300)      (433,433)
 Investment tax credits receivable                   416,562              -
 Patents and trademarks                              (12,331)        (9,064)
 Acquisition                                               -       (378,095)
 Write-off of investment                                   -         69,000
                                                    (992,342)    (1,150,261)

Financing:
 Bank indebtedness                                         -         (2,761)
 Special warrant subscription proceeds             1,105,000              -
 Lease obligations proceeds (repayments)             (37,144)       141,746
 Term loan                                           500,000              -
 Issue of share equity                               226,403      3,780,687
 Deferred financing costs                                  -         33,842
 Repayment of convertible shareholder loans                -        (99,300)
                                                   1,794,259      3,854,214

Increase (decrease) in cash                          (13,273)       886,216

Cash, beginning of period                            (45,042)         5,223

Cash, end of period                              $   (58,315)   $   891,439

PART III

ITEM I. INDEX TO EXHIBITS

(b)     Exhibits

3.1     Articles of Incorporation

3.2     Bylaws

4.1     Not applicable

7       Not applicable

9       Not applicable

10.1    MATERIAL CONTRACTS

        Except for contracts entered into the ordinary course of business, the only contracts entered into by the Company or Pulsearch within two years of the date hereof which may reasonably be regarded as material are the following:

        .1. Stock Option Agreements between the Company and various security holders. See "Executive Compensation - Options Granted to Executive Officers".

        .2. Escrow Agreement dated April 1, 1997 between the Company, the
            Escrow Agent and various security holders.  See "Escrowed
            Shares".

        .3. Position Escrow Agreement dated April 1, 1997 between the Company,
            Wolverton, and various security holders.  See "Escrowed Shares".

        .4. Position Escrow Agreement dated April 1, 1998 between the Company,
            JFM Geomatics Ltd. And MICA Geomatics Ltd., and various security holders. See "Escrowed Shares".

        .5. Software License Agreement dated April 1, 1998 between the Company,
            JFM  Geomatics Ltd., and Mica Geomatics Ltd.

        .6. Debenture and Warrant Agreement in the amount of USD$220,000 dated July, 1998

Copies of the foregoing contracts may be inspected during normal business hours at the head office of the Company at 6815E - 40th Street S.E., Calgary, Alberta, at the offices of the Alberta Securities Commission, 19th Floor, 10025 Jasper Avenue, Edmonton, Alberta T5J 3Z5 and at the offices of the Ontario Securities Commission, Suite 1700, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8.

(b)     Exhibits (CONTINUED)

11      Not applicable

14      Not applicable

16      Not applicable

21      Not applicable

22.1    Subsidiaries of the Registrant

23.1    Consent of Counsel, Mark T. Thatcher, P.C.

24      Not applicable

27      Financial Data Schedule

28      Not applicable

99      Not applicable


ITEM 2. DESCRIPTION OF EXHIBITS

See Item I above.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


POSITION INC.


Date August 27, 1998

By /s/ Paul E. Kowalenko


By:_________________________
PAUL E. KOWALENKO
Chief Executive Officer